

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 19, 2018

Via E-mail
Timothy B. Page
Chief Financial Officer
CAI International, Inc.
Steuart Tower
1 Market Square, Suite 900
San Francisco, CA 94105

      Re: CAI International, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2017
               Filed February 27, 2018
               File No. 1-33388

Dear Mr. Page:

      We refer you to our comment letter dated June 29, 2018 regarding potential business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Cecilia Blye

                    Cecilia Blye, Chief
                    Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director